# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: StepStone Group Inc., CIK 0001796022
CUSIP: 85914M107
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 277 PARK AVENUE, 45TH FLOOR, NEW YORK, New York (NY), 10172
Date of event which requires filing of this statement: 01/06/2026
Filed by CIK 0001585937
Persons authorized to receive notices and communications: Frederic Dorwart, Frederic Dorwart, Lawyers PLLC, 124 East Fourth Street, Tulsa, Oklahoma (OK), 74103, (918) 583-9922

## Reporting persons
- ARG Private Equity, LLC (CIK 0001585937): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Oklahoma (OK); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 3,662,708; shared voting power 0; sole dispositive power 3,662,708; shared dispositive power 0; aggregate amount beneficially owned 3,662,708 (4.3% of the class)
- ARGO Holdings, LLC (CIK 0001394221): type of reporting person: other (OO); citizenship or place of organization: Oklahoma (OK); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 3,662,708; shared voting power 0; sole dispositive power 3,662,708; shared dispositive power 0; aggregate amount beneficially owned 3,662,708 (4.3% of the class)
- Sanford Energy, Inc. (CIK 0001821971): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 3,589,480; sole dispositive power 3,589,480; aggregate amount beneficially owned 3,589,480 (4.2% of the class)
- KAISER GEORGE B (CIK 0001163432): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); shared voting power 3,662,708; shared dispositive power 3,662,708; aggregate amount beneficially owned 3,662,708 (4.3% of the class)
- Waldo Robert (CIK 0001728668): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 25,000; shared voting power 3,662,708; sole dispositive power 25,000; shared dispositive power 3,662,708; aggregate amount beneficially owned 3,687,708 (4.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.001 per share
Name of issuer: StepStone Group Inc.
Address of issuer's principal executive offices: 277 PARK AVENUE, 45TH FLOOR, NEW YORK, New York (NY), 10172
Comment:
This Statement amends the prior statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 21, 2020 ("Initial 13D"), as amended on March 25, 2021 ("Amendment No. 1"), as amended on November 19, 2021 ("Amendment No. 2") (collectively, as amended by this Statement, the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Initial 13D, Amendment No. 1 and/or Amendment No. 2.

This Schedule 13D/A is being filed to, among other things, update the aggregate percentage of the Shares beneficially owned by the Reporting Persons due to dilution caused by the Issuer's issuance of additional Shares from time to time since the date of the filing of Amendment No. 2.

## Item 2. Identity and Background
Name of person filing:
Item 2 of Amendment No. 2 is hereby amended and supplemented as follows:

This Schedule 13D is being filed pursuant to a joint filing agreement filed as Exhibit 1 hereto by:

1. ARG Private Equity, LLC ("ARG PE");
2. ARGO Holdings, LLC ("ARGO Holdings");
3. Sanford Energy, Inc. ("Sanford");
4. George B. Kaiser ("Mr. Kaiser"); and
5. Robert A. Waldo ("Mr. Waldo").

The foregoing persons are referred to collectively as the "Reporting Persons."

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Rule 13d-5 and/or Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. Sanford and Mr. Waldo expressly disclaim membership in any group.

(a) As of the date of this statement:
(i) ARGO Holdings beneficially owns 3,662,708 shares of Class A Common Stock as the direct holder of a corresponding number of Class B Units;
(ii) ARG PE may be deemed to beneficially own the 3,662,708 shares of Class A Common Stock and corresponding number of Class B Units directly held by ARGO Holdings as the manager of ARGO Holdings;
(iii) Sanford directly holds 259,152 shares of Class A Common Stock. Sanford beneficially owns an additional 3,330,328 shares of Class A Common Stock as the direct holder of a corresponding number of Class B units; and
(iv) Mr. Kaiser beneficially owns the 3,662,708 shares of Class A Common Stock and corresponding number of Class B Units directly held by ARGO Holdings as the majority owner of ARG PE, which is the manager of ARGO Holdings; and
(v) Mr. Waldo beneficially owns 25,000 shares of Class A Common Stock as the direct holder of a corresponding number of Class B Units and may be deemed to beneficially own the 3,662,708 shares of Class A Common Stock and corresponding number of Class B Units directly held by ARGO Holdings as a manager and Vice President of ARG PE, which is the manager of ARGO Holdings.

In addition, ARG PE owns a minority equity interest in Sanford. ARG PE, Mr. Kaiser and Mr. Waldo disclaim any beneficial ownership over securities held by Sanford. Each Reporting Person disclaims beneficial ownership of securities owned by the other Reporting Persons, except to the extent of such Reporting Person's pecuniary interest therein.
Residence or business address: The principal business address of the Reporting Persons is 6733 South Yale Avenue, Tulsa, Oklahoma 74136.
Present principal occupation or employment:
The principal business address of the Reporting Persons is 6733 South Yale Avenue, Tulsa, Oklahoma 74136.
The principal business of ARG PE and ARGO Holdings is to engage in the acquisition, retention, holding and divestment of investments.
The principal business of Sanford is to engage in the acquisition, retention, holding and divestment of investments.
Mr. Kaiser is the sole member of ARG PE. The principal occupation for Mr. Kaiser is a private investor.
Mr. Waldo is an adviser to Sanford, a manager and Vice President of ARG PE and the President of Kaiser-Francis Oil Company.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
ARG PE is a limited liability company organized under the laws of the State of Oklahoma.
ARGO Holdings is a limited liability company organized under the laws of Oklahoma.
Sanford is a Delaware corporation.
Messrs. Kaiser and Waldo are United States citizens.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and 5(b) of Schedule 13D are amended to reflect the following:

The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person. The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3, but excluding any shares beneficial owned solely by virtue of the Stockholders Agreement.

Reporting Person Number of Shares Percentage of Class A
Beneficially Owned Common Stock Outstanding (1)

ARG Private Equity, LLC 3,662,708 4.3%
ARGO Holdings, LLC 3,662,708 4.3%
Sanford Energy, Inc. 3,589,480 4.2%
George B. Kaiser 3,662,708 4.3%
Robert A. Waldo 3,687,708 4.3%
Total for Group 7,277,188 8.4%
(1) Based on 79,124,247 shares of Class A Common Stock issued and outstanding as of November 4, 2025, as reported in the Issuer's 10-Q filed on November 6, 2025, and assuming that the Reporting Persons exchange all of the Class B Units held directly or indirectly by them for shares of Class A Common Stock on a one-for-one basis, but no other Reporting Person exchanges their Class B Units.
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is hereby amended and supplemented as follows:

Other than the transactions described below, the Reporting Persons have not effected any transactions involving the beneficial ownership of Class A Common Stock during the 60 days prior to the date of this Statement. With respect to the sale transactions reported below, each day's sales comprised open market transactions made on that day.

Sanford sold: 400 shares of Class A Common Stock at $66.4225 per share on December 24, 2025; 16,488 shares of Class A Common Stock at $66.3838 per share on December 26, 2025; 25,000 shares of Class A Common Stock at $66.4578 per share on January 2, 2026; 23,960 shares of Class A Common Stock at $69.4023 per share on January 5, 2025; 25,000 shares of Class A Common Stock at $68.2988 per share on January 5, 2025; 25,000 shares of Class A Common Stock at $68.9358 per share on January 5, 2025; and 125,000 shares of Class A Common Stock at $69.8513 per share on January 6, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the Reporting Persons' Schedule 13D filed on September 21, 2020).
2. Form of Lock-Up Agreement (incorporated by reference to Exhibit 1.1 to the Issuer's Form 8-K filed on November 18, 2021).
3. Tenth Amended and Restated Limited Partnership Agreement of StepStone Group LP (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on May 31, 2024).
4. Tax Receivable Agreement (Exchanges) (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed with the SEC on September 18, 2020).
5. Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Form 8-K filed with the SEC on September 18, 2020).
6. Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed with the SEC on May 31, 2024).

## Signatures
- ARG Private Equity, LLC: /s/ Frederic Dorwart, Frederic Dorwart, Manager (01/07/2026)
- ARGO Holdings, LLC: /s/ Frederic Dorwart, Frederic Dorwart, Manager of ARG Private Equity, LLC, its Manager (01/07/2026)
- Sanford Energy, Inc.: /s/ Frederic Dorwart, Frederic Dorwart, President (01/07/2026)
- KAISER GEORGE B: /s/ Frederic Dorwart, Frederic Dorwart, Attorney-in-fact (01/07/2026)
- Waldo Robert: /s/ Robert A. Waldo, Robert A. Waldo, Self (01/07/2026)